Exhibit 99.1

N E W S R E L E A S E

Siyata Mobile to Host Third Quarter 2023 Financial Results Call at 8:30 a.m. ET on November 16

Q3 2023 results to be reported before the market open on November 16

VANCOUVER, BC / ACCESSWIRE / November 13, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, announced that it will host a conference call at 8:30 a.m. ET on Thursday, November 16 to discuss its third quarter 2023 financial results.

Date: Thursday, November 16, 2023

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: +1 (877) 545-0523

International toll-free dial-in number: +1 (973) 528-0016

Access Code: 503806

A replay will be available until November 30, 2023. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 49473.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/49473

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas
Hayden IR
SYTA@Haydenir.com
646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales
Siyata Mobile Inc.
glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

END